TYPE                                 CORRESP

SUBMISSION-CONTACT

        NAME                         Albert E. Whitehead

        PHONE                        918-488-8068

FILER

        CIK                          0000887396

        CCC                          rb$okg9b



CONNER & WINTERS
ATTORNEYS & COUNSELORS AT LAW                            J. Ryan Sacra

Conner & Winters, LLP                             Direct  918-586-8528
3700 First Place Tower - 15 East Fifth Street        Fax  918-586-8628
Tulsa, Oklahoma  74103-4344	                       rsacra@cwlaw.com
918-586-5711




                                    November 16, 2005


Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

	Re:	Empire Petroleum Corporation
	Form 10-KSB for the Fiscal Year Ended December 31, 2004
	Form 10-QSB for the Quarter Ended June 30, 2005
	File No. 001-16653

Dear Ms. Cvrkel:

In connection with your review of the above referenced filings, we offer the following responses to the comments and requests contained in your November 1, 2005 letter to Albert E. Whitehead of Empire Petroleum Corporation (the "Company"). To facilitate your review of our responses, we have restated each of your comments followed by our response.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 6. Management's Discussion and Analysis, page 9
Results of Operations, page 15

Comment No. 1:

We note your response to prior comment number one citing the reason for accruing 18 months of lease payments for your Canadian office during the third quarter of fiscal 2003. However, it is unclear, based on your response, how your accounting for the liability relating to your remaining lease payments for your November 16, 2005
Page 2

Canadian office complies with the guidance outlined in paragraph 16 of SFAS No.
146. Specifically, paragraph 16 of SFAS No. 146 states, "a liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity shall be recognized and measured at its fair value when the entity ceases using the right conveyed by the contract," (e.g. the right to use a lease property) or its "cease use" date. In this regard, please explain to us in detail why you believe the recognition of 18 months of lease expense and related liability in the third quarter of fiscal 2003 was appropriate rather than when you shut down your Canadian office in the first quarter of fiscal 2002.

The following sequence of events related to the Canadian office lease occurred:

1. First quarter 2002 - Company exited its Canadian office. The subtenant continued to pay rent through calendar 2002, but would not sign a sublease.

2. Fourth quarter 2002 - Company initiated efforts to sublease the office space to a party other than subtenant, including through the use of a sublease agent.

3.  January 2003 - Subtenant moved out(1)and lessor terminated lease.

4. Third quarter 2003 - Company finally determined that it would not be successful in subletting the office space.

5. Second quarter 2005 - Company determined that statute of limitations had run.

The accounting for exit activities in the first quarter of 2002, considered to be the initial cease use date, is found in EITF 88-10 (SFAS No. 146 was not issued and effective as of that date) which provided, in part, "When the lease is not terminated and the leased property will not be used for operating purposes, the amount of expense to be recognized would be equal to the total of those remaining costs [including remaining lease rentals] reduced by any actual or probable sublease income and could be based on either actual or discounted amounts."

In the first quarter of 2002, the Company evaluated the likelihood of sublease income fully offsetting lease expense as probable and did not accrue any future obligation at that date.

In January 2003, when the subtenant moved out, the Company should have considered that another cease use date and accrued rentals through the remainder of the lease of approximately $176,000. This January 2003 event was confirmed by the landlord's formal termination of the lease in the same month.

Because the landlord made no assertion to perfect its claim for unpaid rents, the statute of limitations would prevent the landlord from doing so beginning the second quarter of 2005. At that date, the accrual should be reversed.

The above proposed accounting will require amendments of the 2003 and 2004 Form 10-KSB's and the 10-QSB's filed for the year 2004 and the first two quarters of 2005.

______________________________________
(1) The Company's response letter dated October 13, 2005 stated that the subtenant moved out in December 2002. However, since the date of the letter, the Company contacted the subtenant and the subtenant stated that its records reflect that it moved out in January 2003.
November 16, 2005
Page 3

The conclusion above related to the amended filings makes the question regarding correction of an error in comment 2 a moot point.

Comment No. 2:

Notwithstanding the above, please explain in clear and concise detail how you were able to conclude that although your accrual for the lease payments should have been limited to the first nine months of fiscal 2003; your recognition of 18 months did not require you to account for the difference as a correction of an error, but rather a change in accounting estimate, in light of the fact that you were aware the third party had already decided not to continue the sublease arrangement for the office space in December 2002. Note that changes in accounting estimates result from new information or subsequent developments whereas an error in financial statements results from the misuse of facts that existed at the time the financial statements are prepared. We may have further comment upon receipt of your response.

See Company's response to Comment No. 1 above.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2005

Comment No. 3:

We note your response to prior comment number two. Please tell us and disclose in future filings the specific reasons that, although the Gabbs Valley has not been evaluated since it was acquired in May 2003, management does not believe that impairment of Gabs Valley Prospect in Nevada is necessary as of December 31, 2004 and in any subsequent period in light of your history of operating and cash flow losses and declining revenues during the past two years.

Pursuant to SFAS No. 19, par. 28, "Unproved properties shall be assessed periodically to determine whether they have been impaired. A property likely would be impaired, for example, if a dry hole has been drilled on it and the enterprise has no firm plans to continue drilling. Also, the likelihood of partial or total impairment of a property increases as the expiration of the lease term approaches if drilling activity has not commenced on the property or nearby properties."

The Company has determined that the Gabbs Valley leases should not be impaired for the following reasons:

1. No dry holes have been drilled on the Gabbs Valley Prospect or nearby properties.

2. Two of the eleven leases related to the Gabbs Valley Prospect were to expire in September 2005, but were extended until February 2006 and such leases can be held by drilling a well.

3. A seismic program has been planned for some time, a seismic survey was initiated in October 2005 and the results of the seismic survey should be available during the fourth quarter 2005.

4. Depending on the results of the seismic survey, the Company and its partners intend on commencing a drilling program or making other arrangements required by the lessors to hold the leases related to the Gabbs Valley Prospect.



November 16, 2005
Page 4

We note your comment to disclose in future filings the specific reasons that the Gabbs Valley Prospect has not been impaired. The Company performs an impairment test annually on its assets, including its properties, in the fourth quarter of each year. The Company also performs a review for impairment when events or changes in circumstances indicate the carrying value of an asset may not be recoverable. In connection with the amendment to the Company's Form 10-KSB for the period ended December 31, 2004, the Company will disclose this testing procedure and the reasons why it did not impair the Gabbs Valley Prospect as of the end of December 31, 2004 (as described in this letter above). The Company will also disclose in its Form 10-KSB for the period ended December 31, 2005 the results of its impairment test to be conducted in the fourth quarter of this year after the Company receives the results of the seismic survey on the Gabbs Valley Prospect.

Comment No. 4:

We note your response to prior comment number three in which you indicate that you were no longer liable for the lease payments associated with the Canadian office as a result of the expiration of the statute of limitations under Canadian Law such that the lessor could seek Empire Petroleum Corporation for damages with respect to your obligations under the lease. In this regard, please explain why the reversal of the lease payments was not recognized during the quarter ended March 31, 2005 when it appeared that the 2 year period had expired in January 2005. We may have further comment upon receipt of your response.

The statute in question provides that if a person liable in respect of a claim acknowledges the claim, the operation of the limitation period begins again at the time of the acknowledgement. Although management of the Company is not certain of the exact date of the last communication between the Company and lessor, management is certain that there was no further communication between the Company and lessor subsequent to the first quarter of 2005. Because the lessor could argue that any communication between the Company and lessor during the first quarter of 2005 would have tolled the statute of limitations, the Company determined that the prudent course of action was to recognize the reversal during the second quarter of 2005.


We would appreciate your earliest possible review of this letter in response to your comments. To expedite the conveyance of additional comments, please feel free to call me at (918) 586-8528 at any time.


						Yours very truly,


						/s/ J. Ryan Sacra

						J. Ryan Sacra

cc:	Empire Petroleum Corporation
	Albert E. Whitehead